UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):        [X] Form 10-K           Form 20-F           Form 11-K           Form 10-Q           Form N-SAR           Form N-SAR

For Period Ended: April 30, 2006

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GL Energy and Exploration, Inc.

Full Name of Registrant

Former Name if Applicable

8721 Sunset Blvd., Penthouse 7

Address of Principal Executive Office (Street and Number)

Hollywood, California 90069

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Annual Report on Form 10KSB for the period ended April 30, 2006 because the Company needs additional time to complete the report and its auditors need additional time to complete the audit of the Company’s financial statements for the period ended April 30, 2006.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

David Michery	(310)	659-8770
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes |X|   No | |

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes |X|   No | |

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements that will be included in the Form 10-KSB will include the combined operations of GL Energy and Exploration, Inc. and American Southwest Music Distribution, Inc.  A reasonable estimate cannot be offered as GL Energy was a shell corporation prior to the acquisition of American Southwest Music Distribution, Inc.

GL Energy and Exploration Inc.

____________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2006	By: /s/ David Michery
Name: David Michery
Title: President

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